UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXTRA SPACE STORAGE INC.

EXTRA SPACE STORAGE LP

(Name of Subject Companies)

Extra Space Storage LP, as Issuer, and Extra Space Storage Inc., as Guarantor

(Names of Filing Persons (identifying status as offeror, issuer or other person))

3.125% Exchangeable Senior Notes due 2035

(Title of Class of Securities)

30225VAD9

(CUSIP Number of Class of Securities)

Joseph D. Margolis

Chief Executive Officer

2795 East Cottonwood Parkway, Suite 300

Salt Lake City, Utah 84121

(801) 365-4600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Craig M. Garner, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

(858) 523-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$575,000,000.00	$74,635.00

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 3.125% Exchangeable Senior Notes due 2035 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of August 20, 2020, there was $575,000,000.00 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $575,000,000.00.

**

Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $74,635.00	Filing Parties: Extra Space Storage LP and Extra Space Storage Inc.
Form or Registration No.: Schedule TO	Date Filed: August 21, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 21, 2020 (the “Schedule TO”), by Extra Space Storage LP, a Delaware limited partnership (the “Company”), and Extra Space Storage Inc., a Maryland corporation (the “Guarantor”). This Amendment No. 1 and the Schedule TO relate to the right of each holder (the “Holder”) of the Company’s 3.125% Exchangeable Senior Notes due 2035 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Company’s Issuer Repurchase Notice to Holders of 3.125% Exchangeable Senior Notes due 2035, dated August 21, 2020, filed as an exhibit to the Schedule TO (as amended or supplemented from time to time, the “Put Option”).

This Amendment No. 1 includes only the items in the Schedule TO that are being amended. Specifically, this Amendment No. 1 updates the Exchange Rate (as defined in the Put Option) and adds the form of Selling Securityholder Notice and Questionnaire as an exhibit to the Schedule TO. Unaffected items are not included herein. Except as specifically set forth herein, including in the Redemption Notice, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and exhibits thereto.

This Amendment No. 1 and the Schedule TO are intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The information set forth in the Put Option under the heading “2.4. Exchange Rights of the Notes.” is hereby amended and restated in its entirety as follows:

2.4 Exchange Rights of the Notes. Holders of the Notes have the right to exchange their Notes in certain circumstances, including during an open exchange period from, and including, July 1, 2020 to the close of business on the business day immediately preceding October 1, 2020.

Holders that do not surrender their Notes for purchase pursuant to the Put Option will maintain the right to exchange their Notes into Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. Any Notes which are surrendered pursuant to the Put Option may be exchanged in accordance with the terms of the Indenture and the Notes only if such surrender has been validly withdrawn prior to 5:00 p.m., New York City time, on September 30, 2020, as described in Section 4 below.

As of September 11, 2020, the Notes were exchangeable at an Exchange Price of approximately $91.16 per share and an Exchange Rate of 10.9694 shares of the Guarantor’s common stock per $1,000 principal amount of Notes. However, on August 21, 2020, the Guarantor announced that its board of directors declared a quarterly dividend of $0.90 per share of the Guarantor’s common stock, payable on September 30, 2020 to stockholders of record at the close of business on September 15, 2020. As a result, effective September 14, 2020, the Exchange Price has been adjusted based on the last reported sales price of the Guarantor’s common stock on September 11, 2020. The last reported sales price on September 11, 2020 was equal to $111.19, which means the Exchange Price has been adjusted to be $90.91 per share and the Exchange Rate has been adjusted to be 11.0001 shares of the Guarantor’s common stock per $1,000 principal amount of Notes.

There are three ways to exchange your Notes:

•

If your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee if you desire to surrender your Notes and instruct such nominee to exchange the Notes on your behalf through the transmittal procedures of DTC.

•	If you are a DTC participant, you should exchange your Notes electronically through PTOP, subject to the applicable procedures of PTOP.

•

While the Trustee has informed us that there are currently no certificated Notes in non-global form, in the event that after the date hereof physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, any such Holder who desires to exchange Notes pursuant to their exchange right and holds physical certificates evidencing such Notes must complete and sign a notice of exchange in the form attached hereto as Annex B (an “Exchange Notice”) in accordance with the instructions set forth therein, have the signature thereon guaranteed and deliver such manually signed Exchange Notice, together with the certificates evidencing the Notes being Exchanged and all necessary endorsements, to Wells Fargo Bank, National Association, as the exchange agent.

Generally, upon exchange, we will pay cash up to the aggregate principal amount of the Notes to be exchanged and pay or deliver, as the case may be, cash, shares of the Guarantor’s common stock or a combination of cash and shares of Guarantor common stock, at our election, in respect of the remainder, if any, of our exchange obligation in excess of the aggregate principal amount of the Notes being exchanged.

During the current open exchange period, we will settle our exchange obligation in excess of the aggregate principal amount entirely in shares of the Guarantor’s common stock. On May 15, 2019, we filed a registration on Form S-3 (File No. 333-231506) (the “Resale Registration Statement”), which became effective automatically upon filing, and related prospectus supplements related to the resale Guarantor’s common stock issuable upon exchange of the Notes. Shares of the Guarantor’s common stock, if any, issued upon exchange will bear a legend set forth in the Indenture restricting transfers. Holders may resell such shares of Guarantor’s common stock to the extent they are named in the Resale Registration

Statement. Holders of Notes can be named in the Resale Registration Statement by following the procedures set forth in the Registration Rights Agreement, dated September 21, 2015, among the Company, the Guarantor, Citigroup Global Markets Inc. and Wells Fargo Securities, LLC, including providing a Notice and Questionnaire in the form attached as Exhibit (a)(1)(C) to the Schedule TO.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Issuer Repurchase Notice to Holders of 3.125% Exchangeable Senior Notes due 2035, dated August 21, 2020, including form of Repurchase Notice and form of Withdrawal Notice (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed on August 21, 2020).

(a)(1)(B)	IRS Form W-9 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed on August 21, 2020).

(a)(1)(C)	Form of Selling Securityholder Notice and Questionnaire.

(b)(1)	Amended and Restated Credit Agreement, dated as of December 7, 2018, by and among Extra Space Storage Inc., Extra Space Storage LP, U.S. Bank National Association, as administrative agent, certain other financial institutions acting as syndication agents, documentation agents and lead arrangers and book runners, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 10, 2018).

(b)(2)	Amendment No. 1, dated as of July 1, 2019, to the Amended and Restated Credit Agreement, dated as of December 7, 2018, by and among Extra Space Storage Inc., Extra Space Storage LP, U.S. Bank National Association, as administrative agent, certain other financial institutions acting as syndication agents, documentation agents and lead arrangers and book runners, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 of Form 8-K filed on July 8, 2019).

(b)(3)	Amendment No. 2, dated as of December 20, 2019, to the Amended and Restated Credit Agreement, dated as of December 7, 2018, by and among Extra Space Storage Inc., Extra Space Storage LP, U.S. Bank National Association, as administrative agent, certain other financial institutions acting as syndication agents, documentation agents and lead arrangers and book runners, and certain lenders party thereto (incorporated by reference to Exhibit (b)(3) to the Tender Offer Statement on Schedule TO filed on August 21, 2020).

(b)(4)	Credit Agreement, dated as of June 17, 2020, by and among Extra Space Storage Inc., Extra Space Storage LP, U.S. Bank National Association, as administrative agent, certain other financial institutions acting as documentation agents and lead arrangers and book runners, and certain lenders party thereto (incorporated by reference to Exhibit (b)(4) to the Tender Offer Statement on Schedule TO filed on August 21, 2020).

(d)(1)	Indenture, dated September 21, 2015, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, including the form of 3.125% Exchangeable Senior Notes due 2035 and the form of guarantee (incorporated by reference to Exhibit 4.1 of Form 8-K filed on September 21, 2015).

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2020	EXTRA SPACE STORAGE INC.

	By:	/s/ Gwyn G. McNeal
	Name:	Gwyn G. McNeal
	Title:	Executive Vice President and Chief Legal Officer

EXTRA SPACE STORAGE LP

By: ESS Holdings Business Trust I, its General Partner

	By:	/s/ Gwyn G. McNeal
	Name:	Gwyn G. McNeal
	Title:	Trustee